Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated September 22, 2021

Relating to Preliminary Prospectus dated September 14, 2021

Registration Statement No. 333-259164

Brilliant Earth Group, Inc.

This free writing prospectus relates to the initial public offering of shares of Class A common stock, par value $0.0001 per share, of Brilliant Earth Group, Inc. (the “Company”, “we” or “us”) and should be read together with the preliminary prospectus dated September 14, 2021 (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333- 259164) of the Company. The following information updates the information contained in the Preliminary Prospectus. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Public offering price (per share)	$12.00

Shares of Class A common stock offered by us	8,333,333 shares (or 9,583,332 shares if the underwriters exercise in full their option to purchase additional shares).

Underwriters’ option to purchase additional shares of Class A common stock from us	1,249,999 shares.

Shares of Class A common stock to be outstanding immediately after this offering	8,333,333 shares, representing approximately 1.5% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or 9,583,332 shares, representing approximately 1.8% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock), 8.8% of the economic interest in Brilliant Earth Group, Inc., and 8.8% of the indirect economic interest in Brilliant Earth, LLC.

Shares of Class B common stock to be outstanding immediately after this offering	36,064,421 shares, representing approximately 6.6% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or 35,542,035 shares, representing approximately 6.6% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Brilliant Earth Group, Inc.

Shares of Class C common stock to be outstanding immediately after this offering	50,232,863 shares, representing approximately 91.9% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock (or 49,505,250 shares, representing approximately 91.6% of the combined voting power of all of Brilliant Earth Group, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Brilliant Earth Group, Inc.

Shares of Class D common stock to be outstanding immediately after this offering	None. Shares of our Class D common stock have economic and voting rights.

LLC Interests to be held by us immediately after this offering	8,333,333 LLC Interests, representing approximately 8.8% of the economic interest in Brilliant Earth, LLC (or 9,583,332 LLC Interests, representing approximately 10.1% of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held directly by the Continuing Equity Owners (excluding Mainsail and our Founders) immediately after this offering	3,628,826 LLC Interests, representing approximately 3.8% of the economic interest in Brilliant Earth, LLC (or 3,576,264 LLC Interests, representing approximately 3.8% of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held by Mainsail immediately after this offering	32,435,595 LLC Interests, representing approximately 34.3% of the economic interest in Brilliant Earth, LLC (or 31,965,771 LLC Interests, representing approximately 33.8% of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

LLC Interests to be held by our Founders immediately after this offering	50,232,863 LLC Interests, representing approximately 53.1% of the economic interest in Brilliant Earth, LLC (or 49,505,250 LLC Interests, representing approximately 52.3% of the economic interest in Brilliant Earth, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds	We estimate, based upon an initial public offering price of $12.00 per share, that we will receive net proceeds from this offering of approximately $88.5 million (or $101.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase 8,333,333 newly issued LLC Interests for approximately $93.5 million directly from Brilliant Earth, LLC at the initial public offering price less the underwriting discount, excluding estimated offering expenses of $5.0 million payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we intend to use the net proceeds from this offering to purchase 1,249,999 LLC Interests from each of the Continuing Equity Owners on a pro rata basis for $14.0 million in aggregate at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. Upon each purchase of LLC Interests from the Continuing Equity Owners, the corresponding shares of Class B common stock or Class C common stock will be canceled. We will only retain the net proceeds that are used to purchase newly issued LLC Interests from Brilliant Earth, LLC, which, in turn, Brilliant Earth, LLC intends to use for general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. Brilliant Earth, LLC will bear or reimburse Brilliant Earth Group, Inc. for all of the expenses of this offering.

Conforming changes will be deemed made wherever applicable in the Preliminary Prospectus to reflect the changes in Class A common stock being offered by us described above. Such conforming changes will be reflected in the final prospectus relating to the offering.

To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001866757/000119312521272138/d64351ds1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204, or by emailing at prospectus-eq_fi@jpmchase.com;

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Credit Suisse Securities (USA) LLC, by mail: Attn: Prospectus Department 6933 Louis Stephens Drive, Morrisville, North Carolina 27560, United States, by telephone: 1-800-221-1037 or by e-mail: usa.prospectus@credit-suisse.com;

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Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at prospectus_department@jefferies.com; or

•	Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: +1 (833) 297-2926, or via email: PostSaleManualRequests@broadridge.com.